Exhibit 99.3

Wipro Limited Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended June 30, 2018 Consolidated Audited Financial Results of Wipro Limited under IFRS (₹ in millions, except share and per share data, unless otherwise stated) Particulars    Quarter ended June 30, 2018 Quarter ended March 31, 2018Quarter ended June 30, 2017 Total income from operations (net) 143,077 138,243 136,614 Net Profit / (Loss) before tax, exceptional and extraordinary items26,801 22,621 26,818 Net Profit / (Loss) before tax but after exceptional and extraordinary items26,801 22,621 26,818 Net Profit / (Loss) after tax, exceptional and extraordinary items20,936 18,006 20,824 Total Comprehensive Income after tax18,301 17,456 20,174 Equity Share Capital9,048 9,048 9,732 Reserves excluding Revaluation Reserve492,777 476,298 533,423 Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: Diluted: 4.71 4.70 4.00 4.00    4.29 4.28 The audited interim consolidated financial results of the Company for the quarter ended June 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2018. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under IND AS The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. These financial statements, are prepared in accordance with Ind AS. Audited Consolidated Financial results under Ind AS Particulars Quarter ended June 30, 2018Quarter ended March 31, 2018Quarter ended June 30, 2017 Total income from operations (net) 142,306 137,686 136,261 Net Profit / (Loss) before tax, exceptional and extraordinary items26,803 22,623 26,820 Net Profit / (Loss) before tax but after exceptional and extraordinary items26,803 22,623 26,820 Net Profit / (Loss) after tax, exceptional and extraordinary items20,938 18,008 20,826 Total Comprehensive Income after tax18,118 17,386 20,191 Equity Share Capital9,048 9,048 9,732 Reserves excluding Revaluation Reserve488,921 472,625 529,838 Earnings Per Share (after extraordinary items ) (of ₹ 2/- each)                Basic: Diluted:     4.71 4.70     4.00 4.00    4.29 4.28 The audited interim consolidated financial results (under Ind AS) of the Company for the quarter ended June 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2018. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS Particulars Quarter ended June 30, 2018Quarter ended March 31, 2018Quarter ended June 30, 2017 Total income from operations (net) 115,675 114,340 111,528 Net Profit / (Loss) before tax, exceptional and extraordinary items24,224 22,183 26,075 Net Profit / (Loss) before tax but after exceptional and extraordinary items24,224 22,183 26,075 Net Profit / (Loss) after tax, exceptional and extraordinary items19,222 17,572 20,268 Total Comprehensive Income after tax17,720 14,392 18,911 Equity Share Capital9,048 9,048 9,732 Reserves excluding Revaluation Reserve430,136 413,578 476,521 Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: Diluted: 4.27 4.26 3.90 3.89    4.18 4.18 The audited interim financial results of the Company for the quarter ended June 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2018. The statutory auditors have expressed an unmodified audit opinion. Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).     By Order of the Board, For Wipro Ltd. Place: BangaloreAzim H Premji Date: July 20, 2018 Chairman & Managing Director CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054